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                           May 14, 2020

       Michael Bristow, M.D.
       President
       ARCA biopharma, Inc.
       11080 Circle Point Road, Suite 140
       Westminster, CO 80020

                                                        Re: ARCA biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No. 333-238067

       Dear Dr. Bristow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Paul
Fischer at 202-551-3415 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Brent Fassett, Esq.